INVEST IN POPVIEWERS

📺PopViewers: the premium platform solving the problem of what to watch next

PITCH VIDEO   INVESTOR PANEL



Create your
watchlist
Make Reaction Videos
and share with your
friends

popviewers.com   New York NY

Technology | Entertainment | Media | Community | Analytics

OVERVIEW   UPDATES 2   WHAT PEOPLE SAY 10   ASK A QUESTION 1

Highlights

1. 💰 Over $1.4m raised from investors such as Joy Reid, Arthur Whitney, and Richard Evans.
2. 🧠Utilizing advanced analytics to help content providers maximize their development for users.
3. 📺28,000 TV and 🎬 movie productions viewed on the platform, with 33,000 swipes in just 3️⃣ months.
4. 🦁A strong team from WebMD, Medscape, Bridgewater Capital, Hello Alfred, Axial, Bonobos, etc...
5. Upcoming strategic partnerships with 💛 NBCUniversal, Netflix, Hulu, and CNN.
6. ⏱10,800 pieces of content rated with the average time spent in-app being 4 minutes and 38 seconds.
7. 🇨🇦📺PopViewers Canada just launched! 🎉

Our Team



Chris Witherspoon CEO & Founder

A successful entertainment journalist, a proud gay person of color, and a media consumer himself. Having served as an entertainment correspondent for CNN, Fandango, and Entertainment Editor for theGrio.

> The feedback loop between Hollywood producers and critics is antiquated, inefficient, and excludes the voice of the individual viewer—especially when the viewer is a minority. We will give the viewer a seat at the table. Hollywood spends billions hoping to "get it right," but many times, it fails by not knowing the heart and mind of the viewer.



Ben Greenberg Chief Product Officer

Former Vice President of Product and User Experience for WebMD and Medscape.



Howie Altman Chief Technology Officer

20 years experience across multiple industries and company stages: Bridgewater Capital, Hello Alfred, Axial, Bonobos, and TravelClick.



Daniel Woolsey Chief Operating Officer

Documentary filmmaker and media entrepreneur. 1x Exit sold theGrio.com to NBC



Vinton Vickers Financial Advisor/Strategist

Vinton is a TMT industry analyst, consultant, and investor.



Hayley Brooks Creative Director

Founder of Storyline. Creative and marketing strategist. Former CAA representative.

VIEWERS OF THE WORLD, UNITE!


Let's get to it!
Tell us what you like!
Get personalized recommendations
Create your personal watchlist
Make Reaction Videos and share with your friends

INVEST IN THE FUTURE OF COMMUNITY DRIVEN ENTERTAINMENT

We believe PopViewers is the first community-driven platform that aims to bring power and analytics to the everyday media consumer. Our goal was to build an app that will guide the consumer in finding content that's right for them while also creating a community around the media we take in. There's just no entertainment social network! We want to democratize the voices of those who watch, consume, and pay for all of this entertainment and empower them to get into the boardroom and pull up a chair at that table.


PRODUCT IS INNOVATIVE, UNIQUE AND DEMOCRATIC
Create and share video reactions directly in the app
Like/Dislike TV shows and movies using swipes
Personalized watch lists
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Why?
We, as a community, make ripple effects in Hollywood every single day. The content that we watch should reflect who the viewer is, it should reflect the nuances of the audiences that are watching. Hollywood is getting there, but we think tools are needed with this app and this community, maybe they can get a little bit better at it. Because no matter where you sit in the entertainment value chain, a "built-in audience" is one of the most valuable assets in Hollywood. It's the reason why sequels, reboots, and comic book movies rule the entertainment industry. Hollywood knows that a built-in audience ensures fans will watch and, more importantly, talk about their production.


CONTENT PROVIDERS NEED TO KNOW WHAT TO INVEST IN NEXT
Better understand media trends
Cord-cutting cable bundles
Growth in Subscription video
Paid streaming services
Invest in the right content
To maintain and grow viewership and subscriber base
Effectively advertise to the right people
Digital
Traditional TV
Increase audience
Across all key demographic groups
Be on the cutting edge of content development
Make the best content to delight viewers
Understand accurate user sentiment
To learn what content resonates with viewers and change if needed
Spend money more efficiently on content creation
Win the programming arms race by making consumer data-driven decisions
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We founded PopViewers because we saw an opportunity to build stronger relationships between content providers and create a media company with a built-in audience for content providers to receive genuine feedback. By utilizing Wefunder, we are inviting you the consumer to become shareholders of the company, we're creating together.

Check out the app in the 🍏app store.

SHAPE THE FUTURE OF HOLLYWOOD

For most companies, investors are simply a source of funding. For PopViewers, they are our biggest influencers. Involving media consumers within the development process of content will drive real-time engagement and analytics. *PopViewers* provides a dynamic landing spot for fans and allows them to connect and critique all of their favorite TV shows and films. This entertainment technology helps guide viewers to what they should watch, thus eliminating that hair-pulling wasted time of scrolling and desperately trying to find something new to watch on streaming services.

With user-generated content scores and reaction videos, *PopViewers* is

ultimately shifting how we engage with content online and helps content providers when developing new movies and tv shows. This doesn't just make us different we believe it makes us BETTER. By giving consumers a voice in the process we can change the value chain within Hollywood, with a built-in focus group to evaluate the content and harness the "wisdom of the crowd"!



What do people have to say about us?

They absolutely love it! #whatspoppin



The Big Problem.
"We began to ask, where is there a one-stop-shop for TV & film reaction, commentary, and discussion? Where is that community? - Chris Witherspoon

When we took a deeper dive into the problem we found some amazing things. The first being the market opportunity, it was impressive! ☑



The second and third being the annual content development budget spent by the top content providers and what they would pay to reduce the risk and grow their customer base.



The BIG IDEA is to allow content developers the ability to distribute already made digital content (tv shows and movies) across real media user feeds on the platform. By paying us to access engaged users/influencers to share, engage and discuss their content and build a community. We eliminate the risk for content developers and provide these daily media users with PopViewers exclusive content in partnership with these developers. Our hypothesis was that brands would benefit exponentially by using the network effect of real media users, real-time discussions, and performance-based results.

And our theory worked! Just look at our metrics with absolutely no paid marketing and 3 months in. We have 1,953 users, growing 22% WoW (Week over

Week).



PopViewers: Movies & TV
12+
Personal Movie Recommendations
Popviewers LLC
Designed for iPhone
4.8 • 48 Ratings
Free
View in Mac App Store ↗

COMPETITIVE ADVANTAGES
First-mover advantage as the programming arms race escalates
Only true independent voice of the viewer
Better insights into younger, more diverse, mobile-first audience, which aligns with demographic trends
Seasoned and well-connected team
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Currently, available data does not meet the market needs and competition is not adapting to consumer needs.



AVAILABLE DATA DOES NOT MEET MARKET'S NEEDS
DATA SETS ARE INCOMPLETE
nielsen
NIELSEN
Narrow audience
Not statistically relevant given the measured audience
Missing connection to young and diverse audiences
IMDb
IMDB
Limited customer engagement
amazon
Owned by Amazon
Rotten Tomatoes
Owned by Warner Brothers, Comcast
Tomatometer is based on very limited number of major critics
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SUPERIOR TO THE COMPETITION GIVEN UNIQUE APPROACH
nielsen
IMDb
Viewer-generated reviews
Video reviews
Nuanced sentiment measurement
Sentiment quantification
Personalized recommendations
Delivers content discovery
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The total addressable market is growing.

The world is changing. Uncertainty is a sentiment across several sectors. Despite these unprecedented times, content distribution has never been stronger. We expect continued sector growth and have positioned PopViewers to be the leader in audience engagement. The growth opportunity is significant; any content developer in the world can be a client of PopViewers.

This allows us to expand and offer a B2C and B2B revenue model focused on the consumer and content provider. In terms of the revenue model, we will focus on FOUR major drivers. For B2C we will focus on a freemium model where we provide a subscription element allowing users to unlock other engagement tools.



FREE AND PREMIUM CONSUMER REVENUE MODEL
Free Model
FREE
Discover what to watch next
Community access/make your voice heard
Find where to watch content
Create a custom watchlist
See user-generated ratings and leave your own
Premium Model
$9.99
subscription fee
Access to premieres and early screenings
Create a watch party with your friends
Exclusive watch parties and other off-line events
Ranked reviews (profile elevation through profile promotion)
Advertising free
Join celebrity interviews
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For a B2B Revenue model, we will focus on analytics, in-app advertising, and partnerships/referrals fees.

User base


Scalable B2B Revenue Model Focuses on Analytics, Partnership Fees, and Advertising
AI and machine learning enabled analytics, insights and customized focus groups
Partnerships/referral fees
In-app advertising
Free and Premium Model
PopViewers
Analytics (B2B)
Partnerships/ referral fees
In-app advertising
Cross-industry companies
Content creators/ distributors
Media companies, ad agencies
User paid premium subscriptions
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From WebMD, Bonobos, Hello Alfred, CAA, TheGrio, and more...

The men and women of PopViewers have a century of combined experience between them. They've worked in front of the camera and behind the scenes. Have had successful exits and sat in senior positions in multiple industries.


EXPERIENCED, DIVERSE & WELL-CONNECTED TEAM
Chris Witherspoon
Founder & CEO
• Seasoned entertainment journalist and entrepreneur
Benjamin Greenberg
CPO
• Established thought leader in digital/ mobile product
• Former VP of Product and User Experience for WebMD
Dan Woolsey
COO
• Documentary Filmmaker & Media Entrepreneur
• Co-founded TheGrio.com (sold to NBC)
Howie Altmann
CTO
• 20 years experience across multiple industries and company stages: Hello Alfred, Axial, Bonobos, and TravelClick
• Serial Entrepreneur
Vinton Vickers
Financial Advisor/Strategist
• Media industry analyst, consultant and investor.
Hayley Brooks
Creative Director
• Founder of Storyline
• Creative and marketing strategist
• Former CAA representative
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HIGHLY-CONNECTED TEAM AND PLANNED STRATEGIC PARTNERSHIPS*
*This does not constitute endorsement of the project
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Here's how PopViewers will use the money we raise on Wefunder.

- Full development of data analytics tool.
- Team expansion
- Deploying marketing and growth strategies
- Building out of premium offerings


USE OF PROCEEDS WILL BE USED TO DRIVE GROWTH, DEVELOP ANALYTICS PLATFORM, AND EXPAND TEAM
CAPITAL REQUEST
We are seeking...
$1,070,000
With Additional Funding We Will:
Deploy marketing and growth strategies
Expand team
Develop data analytics platform
Build out premium offering
Round | Amount | Closing
Angel | $400K | Jun 2019
Pre-seed | $1m | Sep 2019
With $1.4m funding thus far we have:
Completed market research
Hired COO, CPO, CTO and dev team
Launched iOS version of app
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The funds raised on Wefunder will be used to create data analytic and marketing tools for B2B advertisers using Popviewers. Lastly, investing resources into the sales and marketing automation of small and medium-sized content providers will further demonstrate a scalable business model.


POPVIEWERS IN THE
NEWS
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